Exhibit 3.4

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

KORTH DIRECT MORTGAGE INC.

(Document No. P190000466390)

CERTIFICATE OF DESIGNATION

OF

SERIES B 6.50% CUMULATIVE NON-VOTING Redeemable Secured
PREFERRED STOCK

Korth Direct Mortgage Inc., a Florida corporation (the “Corporation”), does hereby certify, in accordance with Sections 607.0602 and 607.1006, Florida Statutes, that the following resolutions were duly adopted pursuant to the authority of the Board of Directors (the “Board”) of the Corporation under the Articles of Incorporation of the Corporation, as amended.

RESOLVED, There shall be created from the 40,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), of the Corporation authorized by Article IV of the Articles of Incorporation of the Corporation, as amended (the “Articles of Incorporation”), a series of Preferred Stock, designated as the “Series B 6.50% Cumulative Non-Voting Redeemable Secured Preferred Stock” (the “Series B Preferred Stock”), and the number of shares of such series shall be 20,000; and

RESOLVED, Such number of shares may be decreased by resolution of the Board of Directors; provided, however, that no such decrease shall reduce the number of authorized shares of the Series B Preferred Stock to a number less than the number of shares of the Series B Preferred Stock then issued and outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants, if any, to purchase the shares of Series B Preferred Stock, or upon the conversion of any outstanding securities issued by the Corporation that are convertible into shares of Series B Preferred Stock.

Section 1.            Definitions. As used herein, in addition to those terms otherwise defined in the Articles of Incorporation, the following terms shall have the following meanings:

(a)        “Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in the state of Florida are authorized or required by law or executive order to close.

(b)        “Capital Stock” shall mean the Series A Preferred Stock, Series B Preferred Stock, any other series of Preferred Stock, Common Stock of any class, and any class or series of capital stock or other equity securities of the Corporation, whether authorized as of or after the date hereof.

(c)        “Certificate of Designation” shall mean this Certificate of Designation relating to the Series B Preferred Stock, as it may be amended from time to time.

(d)        “Common Stock” shall mean the common stock of the Corporation authorized by Article IV of the Corporation’s Articles of Incorporation. For purposes of this Certificate of Designation, Common Stock shall also mean any other class of stock resulting from successive changes or reclassifications of such Common Stock, consisting solely of changes as a result of a subdivision, combination, or merger, consolidation or similar transaction in which the Corporation is a constituent association.

(e)        “Computation Period” means each fiscal quarter of the Corporation.

(f)         “Dividend Coverage Ratio” means, for any Computation Period, the ratio of (a) the Corporation’s Net Income for such Computation Period, to (b) the dividends payable by the Corporation with respect to the Capital Stock for such Computation Period.

(g)        “Dividend Payment Date” has the meaning set forth in Section 5(b) of this Certificate of Designation.

(h)        “Dividend Period” has the meaning set forth in Section 5(b) of this Certificate of Designation.

(i)         “Dividend Rate” has the meaning set forth in Section 5(b) of this Certificate of Designation.

(j)         “GAAP” means generally accepted accounting principles set forth from time to time in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or agencies with similar functions of comparable stature and authority within the U.S. accounting profession) and the Securities and Exchange Commission, which are applicable to the circumstances as of the date of determination.

(k)        “Holder” shall mean a holder of record of an outstanding share or shares of the Series B Preferred Stock.

(l)         “Issue Date” shall mean the original date of issuance of shares of the Series B Preferred Stock.

(m)       “Junior Securities” shall mean the Common Stock, Series A Preferred Stock and each other class of capital stock or series of Preferred Stock of the Corporation established by the Board of Directors after the Issue Date, the terms of which do not expressly provide that such class or series ranks senior to or on parity with the Series B Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Corporation.

(n)        “Liquidation Preference” shall mean, with respect to each share of the Series B Preferred Stock, (i) an amount per share of Series B Preferred Stock equal to $1,000.00 per share (the “Liquidation Amount”) of Series B Preferred Stock, and (ii) an amount per share equal to any dividends declared and unpaid from the last preceding dividend payment date established by the Board of Directors, without interest to the date fixed for such liquidation, dissolution or winding up.

(o)        “Mortgage Secured Notes” or “MSN’s” shall mean the Corporation’s mortgage secured notes issued or issuable by the Corporation as special limited obligations on a pass-through basis. The Corporation is required to make payments on MSN’s only to the extent that payments are received from borrowers. The Corporation forwards borrower payments that it receives to MSN noteholders less a Servicing Fee.

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(p)        “Net Income” means the Corporation’s net income for the relevant Computation Period, calculated in conformity with GAAP.

(q)        “Net Worth” means, as of any date, the sum of the Corporation’s Capital Stock and additional paid-in capital plus retained earnings (or minus accumulated deficit) calculated in conformity with GAAP.

(r)         “NRSRO” means nationally recognized statistical ratings organization.

(s)        “Parity Stock” shall mean any other class of capital stock or series of Preferred Stock established by the Board of Directors after the Issue Date, the terms of which expressly provide that such class or series will rank on parity with the Series B Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Corporation.

(t)         “Person” shall mean an individual, partnership, association, limited liability company, trust, unincorporated organization, government or agency or political subdivision thereof, or any other legal entity.

(u)        “Preferred Stock” means, collectively, (i) the Series A Preferred Stock, (ii) the Series B Preferred Stock, and (iii) any other class of preferred stock of the Corporation and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or similar reorganization.

(v)        “Record Date” has the meaning set forth in Section 5(b) of this Certificate of Designation.

(w)        “Senior Stock” shall mean each class of capital stock or series of Preferred Stock established by the Board of Directors after the Issue Date, the terms of which expressly provide that such class or series will rank senior to the Series B Preferred Stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Corporation.

(x)         “Series A Preferred Stock” shall mean the Corporation’s Series A 6% Cumulative Perpetual Convertible Preferred Stock, par value $0.001 per share.

(y)        “Servicing Fee(s)” shall mean the servicing fee as specified in each MSN, which is the difference between the interest payable pursuant to the MSN and the interest receivable pursuant to the related commercial real estate mortgage loan

(z)         “Trading Day” shall mean, if applicable, any day on which the Common Stock is traded for any period on the New York Stock Exchange or The Nasdaq Global Market (or such other national securities exchange or automated quotation system on which the Common Stock is then listed or authorized for quotation).

(aa)       “Transfer Agent” shall mean the Corporation’s duly appointed transfer agent, registrar, redemption, conversion and dividend disbursing agent for the Series B Preferred Stock, or any successor duly appointed by the Corporation, provided that nothing herein restricts the Corporation from serving as its own transfer agent, registrar, conversion and dividend disbursing agent for the Series B Preferred Stock.

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Section 2.            Ranking. The Series B Preferred Stock will, with respect to dividend rights and rights upon the liquidation, winding-up or dissolution of the Corporation, rank (a) senior to all Junior Securities, (b) on parity with all Parity Stock and (c) junior to all Senior Stock.

Section 3.            Liquidation Rights.

(a)         In the event the Corporation liquidates, winds up or dissolves, whether voluntary or involuntary, each Holder shall, subject to the prior rights of any holders of Senior Stock, be entitled to receive and to be paid out of the assets of the Corporation available for distribution to its shareholders the Liquidation Preference, in preference to the holders of, and before any payment or distribution is made on (or any setting apart for any payment or distribution), any Junior Securities, including, without limitation, on any Common Stock. After the payment to the Holders of the Liquidation Preference for each outstanding share of the Series B Preferred Stock, the Holders shall not be entitled to any further participation in distributions of, and shall have no right or claim to, any of the remaining assets of the Corporation in respect of the shares of the Series B Preferred Stock.

(b)        Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, other securities or other consideration) of all or substantially all the assets or business of the Corporation (other than in connection with the voluntary or involuntary liquidation, winding-up or dissolution of the Corporation) nor the merger or consolidation of the Corporation into or with any other Person shall be deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary, for the purposes of this Section 3 of this Certificate of Designation.

(c)         All distributions made with respect to the Series B Preferred Stock in connection with any liquidation, winding-up or dissolution shall be made pro rata to the Holders based on the number of shares of Series B Preferred Stock held by such Holders.

(d)        In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the Corporation shall, within ten (10) days after the date the Board of Directors approves such action, or at least twenty (20) days prior to any shareholder’s meeting called to approve such action, if applicable, or within twenty (20) days after the commencement of any involuntary proceeding, whichever is earlier, give each Holder initial written notice of the proposed action. Such initial written notice shall describe the material terms and conditions of such proposed action.

Section 4.            Voting; Amendments.

(a)        The shares of the Series B Preferred Stock shall have no voting rights and shall have no right to call a meeting of the Corporation’s shareholders, in each case except as set forth in Section 4(b) of this Certificate of Designation or as otherwise required by Florida law from time to time. In exercising the voting rights set forth in Section 4(b) of this Certificate of Designation, each Holder shall be entitled to one vote for each share of the Series B Preferred Stock held by such Holder.

(b)        So long as any shares of the Series B Preferred Stock remain outstanding, unless a greater percentage shall then be required by law, the Corporation shall not, without the affirmative vote or written consent of the Holders (voting or consenting separately as one class) of at least a majority of the outstanding shares of the Series B Preferred Stock, amend, alter or repeal or otherwise change (including in connection with any merger, consolidation or other similar transaction) any provision of this Certificate of Designation or the Articles of Incorporation, if the amendment, authorization or repeal would materially and adversely affect the rights, preferences, powers or privileges of the Series B Preferred Stock. Notwithstanding the foregoing, except as otherwise required by law or Section 10 of these Articles of Amendment, the Corporation may, without the consent of any Holder, authorize, increase the authorized amount of, or issue additional Mortgage Secured Notes and shares of, Senior Stock or Parity Stock, and in taking such actions, the Corporation shall not be deemed to have materially and adversely affected the existing terms of the Series B Preferred Stock.

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Section 5.            Dividends.

(a)         From and after the Issue Date, Holders shall be entitled to receive, when, as and if authorized and declared by the Board of Directors, out of legally available funds, on a cumulative basis, dividends in the amount determined as set forth in Section 5(b) of this Certificate of Designation, and no more.

(b)        Subject to Section 4(a) of this certificate of Designation, Holders shall be entitled to receive cumulative dividends payable in cash at a rate equal to 6.50% (the “Dividend Rate”) per annum on the Liquidation Amount for each share of the Series B Preferred Stock from the Issue Date for that share computed in accordance with Section 5(d) of this Certificate of Designation quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on October 15, 2021 (each such date, subject to adjustment as provided below, a “Dividend Payment Date”). Each dividend will be payable to Holders of record as they appear in the records of the Corporation and/or the Depository Trust Company at the close of business on the last Business Day of the calendar prior to the Dividend Payment Date occurs (each, a “Record Date”). Each period from and including a Dividend Payment Date (or the date of the issuance of the Series B Preferred Stock) to but excluding the following Dividend Payment Date is herein referred to as a “Dividend Period”, except that the initial Dividend Period for shares of Series B Preferred Stock issued on the Issue Date will commence on and include the Issue Date and will end on and exclude October 15, 2021.

(c)         If a day that would otherwise be a Dividend Payment Date is not a Business Day, then such date will nevertheless be a Dividend Payment Date but dividends on the Series B Preferred Stock for the applicable Dividend Period, when, as and if declared, will be paid on the next succeeding Business Day (without adjustment in the amount of the dividend per share of the Series B Preferred Stock).

(d)        The amount of the dividend computed per share of Series B Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dollar amounts resulting from that calculation shall be rounded to the nearest cent, with one-half cent being rounded upwards.

(e)        Dividends on the Series B Preferred Stock are cumulative from the most recent date as to which dividends shall have been paid or, if no dividends have been paid, from the original Issue Date (whether or not in any Dividend Period or Dividend Periods there shall be funds of the Corporation legally available for the payment of such dividends) and shall accrue on a day-to-day basis, whether or not earned or declared, from and after the Issue Date. Accumulations of dividends on shares of Series B Preferred Stock shall not bear interest. If all dividends payable on the Series B Preferred Stock have not been declared and paid for an applicable Dividend Period, the Corporation shall not declare or pay any dividends on any Junior Securities, or redeem, purchase or acquire any Parity Stock or Junior Securities, directly or indirectly, other than (i) as a result of a reclassification of Parity Stock or Junior Securities for or into other Parity Stock or Junior Securities, as the case may be, (ii) the exchange or conversion of one share of Parity Stock or Junior Securities for or into another share of Parity Stock or Junior Securities, as the case may be, or (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of Parity Stock or Junior Securities.

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(f)         If dividends for any Dividend Payment Date are not paid in full on the shares of the Series B Preferred Stock and there are issued and outstanding shares of Parity Stock for which such Dividend Payment Date is also a scheduled dividend payment date, then all dividends declared on shares of the Series B Preferred Stock and such Parity Stock on such date shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as full dividends (or equivalent) per share on the shares of the Series B Preferred Stock and all such Parity Stock otherwise payable on such Dividend Payment Date (subject to their having been declared by the Board of Directors out of legally available funds and including, in the case of any such Parity Stock that bears cumulative dividends, all accrued but unpaid dividends) bear to each other.

(g)       The Corporation will use commercially reasonable efforts to maintain a NRSRO rating for so long as any shares of Series B Preferred Stock remain outstanding. If the Corporation fails to maintain an NRSRO rating for the Series B Preferred Stock of at least BBB (or the equivalent thereof), the dividend rate applicable to the Series B Preferred Stock will be increased by 25 basis points, and in the event the Corporation fails to maintain an NRSRO rating of at least BBB- (or the equivalent thereof, the dividend rate applicable to the Series B Preferred Stock will be increased by an additional 25 basis points, in each case commencing at the start of the following Dividend Period and continuing until the end of a Dividend Period in which the Series B Preferred Stock re-obtains the requisite rating (if applicable).

(h)        Subject to applicable law, at least sixty (60) calendar days prior to a Dividend Payment Date, the Corporation shall set aside and segregate on its books and records an amount in cash equal to the Series B Preferred Stock dividend amount anticipated to be paid on the next occurring Dividend Payment Date.

(i)          Payments of cash for dividends will be delivered to Holders or, if any interests in the Series B Preferred Stock are held through depositary shares, through the processes set by the Depository Trust Company and its successors and assigns, acting as depository.

(j)          Notwithstanding anything to the contrary contained herein, no dividends on shares of Series B Preferred Stock shall be declared by the Board of Directors or paid by the Corporation if such dividend is restricted or prohibited by law.

(k)         Subject to the foregoing, and not otherwise, dividends (payable in cash, stock or otherwise), as may be determined by the Board of Directors, may be declared and paid on the Common Stock, Parity Stock or Junior Securities from time to time out of any assets legally available for such payment, and the holders of Series B Preferred Stock shall not be entitled to participate in any such dividend.

Section 6.            Pre-Emptive Rights. The holders of shares of Series B Preferred Stock will have no preemptive rights with respect to any shares of the Corporation’s Capital Stock or any of its other securities convertible into or having rights or options to purchase any such Capital Stock.

Section 7.           Optional Redemption; Mandatory Redemption; No Sinking Fund. Except as set forth in this Section 7, the Series B Preferred Stock will not be subject to any sinking fund or other similar provisions, and holders of Series B Preferred Stock will have no right to require the redemption or repurchase of any shares of Series B Preferred Stock.

(a)         Notwithstanding the foregoing, the outstanding shares of Series B Preferred Stock will be redeemable at the Corporation’s option, in whole or in part, on or after the fifth year anniversary of the Issue Date, at a redemption price per share equal to $1,000.00 per share, plus accrued and unpaid dividends, if any.

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(b)        Subject to applicable law, the Corporation shall redeem the shares of Series B Preferred Stock issued on the Issue Date (the “Initial Series B Preferred Shares”), as follows, in each case at a redemption price equal to $1,000.00 per share, plus accrued and unpaid dividends:

(i)	10% of the shares of Initial Series B Preferred Shares on the sixth year anniversary of the Issue Date;

(ii)	10% of the Initial Series B Preferred Shares on the seventh year anniversary of the Issue Date;

(iii)	10% of the Initial Series B Preferred Shares on the eighth year anniversary of the Issue Date;

(iv)	20% of the Initial Series B Preferred Shares on the ninth year anniversary of the Issue Date; and

(v)	50% of the Initial Series B Preferred Shares on the tenth year (10th) anniversary of the Issue Date (each of the foregoing anniversaries a “Redemption Date”).

Notwithstanding the foregoing, the Corporation shall be required to redeem Initial Series B Preferred Shares on any given Redemption Date only to the extent that the aggregate number of Initial Series B Preferred Shares redeemed by the Corporation pursuant to Section 7(a) and Section 7(b) prior to such Redemption Date is less than the aggregate number of shares the Corporation otherwise is required to have redeemed on or before such Redemption Date pursuant to this Section 7(b).

Section 8.           Security Interest. As security for the Corporation’s obligation to redeem the Initial Series B Preferred Shares in accordance with Section 7 above, the Corporation shall grant the Holders of Series B Preferred Stock a security interest in and to the Servicing Fee. Holders representing at least fifty percent (50%) of then-outstanding Initial Series B Preferred Shares shall be entitled to exercise rights and remedies pursuant to such security interest in the event the Corporation does not pay the relevant redemption price (inclusive of any accrued and unpaid dividends) within thirty (30) days of the applicable Redemption Date, except with respect to the final Redemption Date, which shall not be subject to any such thirty (30)-day grace period.

Section 9.            Financial Covenants. For so long as any shares of Series B Preferred Stock shall remain outstanding:

(a)	Minimum Net Worth: The Corporation shall not permit its Net Worth as of the last day of any Computation Period to be less than the product resulting when (i) the number of shares of Series B Preferred Stock outstanding as of the last day of such Computation Period is multiplied by (ii) $1,150.00. For example, if 20,000 shares of Series B Preferred Stock are issued and outstanding as of the last day of a Computation Period, the Corporation’s Net Worth as of that day shall be at least $23.0 million.

(b)	Dividend Coverage Ratio: The Corporation shall not permit its Dividend Coverage Ratio for any Computation Period to be less than 1.50 to 1.00 for such Computation Period.

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(c)	Servicing Security of the Series B Preferred Shares: The Corporation shall not permit any portion of the Servicing Fees it receives to be utilized for general corporate purposes unless all dividends on the Series B Preferred Stock are current.

Within forty-five (45) days following the end of each Computation Period, the Corporation shall furnish to each Holder of Series B Preferred Stock a certificate, signed by the Corporation’s Chief Financial Officer, containing a statement certifying compliance with the foregoing covenants.

Section 10.          Negative Covenants. For as long as any shares of Series B Preferred Stock are outstanding, the Corporation will not, without the prior written consent of Holders representing at least a majority of outstanding shares of Series B Preferred Stock, issue any Parity Stock, Senior Stock or unsecured indebtedness that ranks senior to, or pari passu with, the Series B Preferred Stock. For the avoidance of doubt, the Corporation shall be permitted issue the following without the prior permission of holders of Series B Preferred Stock:

(a)         Pari Passu Preferred Stock. One or more issuances of Preferred Stock with the same or different dividend rate as the Series B Preferred Stock and secured by the Servicing Fees, so long as the Corporation’s pro forma Dividend Coverage Ratio, after giving effect to any such issuance, is no less than 6.00 to 1.00 as of the end of the most recent Computation Period;

(b)        Warehouse Lines of Credit. One or more warehouse lines of credit utilized to fund the issuance of MSN’s with a maturity of not more than 36 months, where such warehouse line of credit is secured by the loans originated pursuant to such warehouse line;

(c)         Alternative Securitization Programs. Secured indebtedness or Capital Stock that has separate and distinct collateral securing them, either as on-time transactions or ongoing programs, provided the Company does not grant a security interest in the Servicing Fees in connection with such secured indebtedness or the issuance of such Capital Stock; and

(d)        Indebtedness Secured by Subsidiaries. Indebtedness secured by subsidiaries of the Corporation or other special purpose vehicles so long as any security interest granted in connection therewith does not relate to, or otherwise cover, the Servicing Fees.

Section 11.          Consolidation; Merger and Sale of Assets.

In the event of any consolidation or merger of the Corporation with or into another Person or any merger of another Person with or into the Corporation (other than a consolidation or merger in which the Corporation is the resulting or surviving Person and which does not result in any reclassification or change of outstanding Series B Preferred Stock), or in the event of any sale, lease or other disposition to another Person of all or substantially all of the assets of the Corporation (computed on a consolidated basis) (any of the foregoing, a “Transaction”), each share of the Series B Preferred Stock then outstanding shall, without the consent of any Holder, become convertible at any time, at the option of the Holder thereof, only into the kind and amount of securities (of the Corporation or another issuer), cash and other property receivable upon such Transaction by a Holder of Series B Preferred Stock immediately prior to such Transaction, after giving effect to any adjustment event. The provisions of this Section 11 of this Certificate of Designation and any equivalent thereof in any such securities similarly shall apply to successive Transactions. The provisions of this Section 11 of this Certificate of Designation shall be the sole right of the Holders in connection with any Transaction and, unless otherwise required by law, such Holders shall have no separate vote on such Transaction.

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Section 12.          Certificates.

(a)         The Series B Preferred Stock certificate or book-entry issuance may have notations, legends or endorsements required by law, stock exchange rule, agreements to which the Corporation is subject, if any, or usage (provided that any such notation, legend or endorsement is in a form acceptable to the Corporation).

(b)         If any Series B Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall, at the expense of the Holder, issue, in exchange and in substitution for and upon cancellation of the mutilated Series B Preferred Stock certificate, or in lieu of and substitution for the Series B Preferred Stock certificate lost, stolen or destroyed, a new Series B Preferred Stock certificate of like tenor and representing an equivalent amount of shares of the Series B Preferred Stock, but only upon receipt of evidence of such loss, theft or destruction of such Series B Preferred Stock certificate and indemnity, if requested, satisfactory to the Corporation and the Transfer Agent.

Section 13.          Other Provisions.

(a)         With respect to any notice to a Holder required to be provided hereunder, such notice shall be mailed to the registered address of such Holder, and neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any redemption, conversion, distribution, rights, warrant, reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation, winding-up or other action, or the vote upon any action with respect to which the Holders are entitled to vote. All notice periods referred to herein shall commence on the date of the mailing of the applicable notice. Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives the notice.

(b)        Shares of the Series B Preferred Stock issued and reacquired shall be retired and canceled promptly after reacquisition thereof and, upon compliance with the applicable requirements of Florida law, have the status of authorized but unissued shares of Preferred Stock of the Corporation undesignated as to series and may with any and all other authorized but unissued shares of Preferred Stock of the Corporation be designated or redesignated and issued or reissued, as the case may be, as part of any series of Preferred Stock of the Corporation.

(c)         The headings of the various paragraphs and subparagraphs of this Certificate of Designation are for convenience of reference only and shall not affect the interpretation of any of the provisions of this Certificate of Designation.

(d)        Whenever possible, each provision of this Certificate of Designation shall be interpreted in a manner as to be effective and valid under applicable law and public policy. If any provision set forth herein is held to be invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions of this Certificate of Designation. No provision herein set forth shall be deemed dependent upon any other provision unless so expressed herein. If a court of competent jurisdiction should determine that a provision of this Certificate of Designation would be valid or enforceable if a period of time were extended or shortened, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

(e)         Except as may otherwise be required by law, the shares of the Series B Preferred Stock shall not have any powers, designations, preferences and relative, participating, optional or other special rights, other than those specifically set forth in this Certificate of Designation.

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The date of this amendment’s adoption was June 24, 2021.

The amendment was duly adopted by the Corporation’s Board of Directors. In accordance with the Corporation’s Articles of Incorporation, holders of not less than two-thirds of the Corporation’s outstanding shares of Series A Preferred Stock approved the creation and terms of the Series B Preferred Stock pursuant to this amendment.

[Signature Page Follows]

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IN WITNESS WHEREOF, these Articles of Amendment to the Articles of Incorporation of Korth Direct Mortgage Inc. and Certificate of Designation of Series B Preferred Stock have been duly executed by a duly authorized officer of the Corporation.

Dated: June 25, 2021	KORTH DIRECT MORTGAGE INC.

	By:	/s/ Holly C. MacDonald-Korth
Holly C. MacDonald-Korth, President and
Chief Financial Officer

[Signature Page to the Certificate of Designation of Korth Direct Mortgage Inc.]